UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Thomas Wagner

Knighthead Capital Management, LLC

1140 Avenue of the Americas, 12th Floor

New York, New York 10036

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Knighthead Capital Management, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,641,122 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,641,122 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,641,122 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.40%
14	TYPE OF REPORTING PERSON IA, OO

(1)	See Item 4.
(2)	See Item 5.
(3)	Includes 2,209,100 Shares underlying certain options exercisable within 60 days hereof.

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Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) is filed on behalf of Knighthead Capital Management, LLC, a Delaware limited liability company (the “Reporting Person”). This Schedule 13D relates to the shares of common stock, no par value (the “Shares”), of PG&E Corporation, a California corporation (the “Company”). The address of the principal executive offices of the Company is 77 Beale Street, P.O. Box 770000, San Francisco, California 94177.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by the Reporting Person with respect to the Shares beneficially owned by it.

(b)	The address of the principal executive office of the Reporting Person is 1140 Avenue of the Americas, 12th Floor, New York, New York 10036.

(c)

The principal business of the Reporting Person is providing investment management services to clients, including Knighthead Master Fund, LP, Knighthead Annuity & Life Assurance Company, Knighthead (NY) Fund, LP and HF Fund LP (collectively, the “Knighthead Funds”) for which the Reporting Person serves as investment manager or investment advisor.

(d)

During the past five years, neither the Reporting Person nor any director, executive officer or controlling person of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, neither the Reporting Person nor any director, executive officer or controlling person of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

As described in Item 4, the Reporting Person may be deemed to be a member of a group for the purposes of Section 13(d)(3) of Securities Exchange Act of 1934 (the “Act”) comprised of the Reporting Person and the Other Shareholders (as defined in Item 4). Each of the Other Shareholders has agreed to file a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information. The Reporting Person assumes no responsibility for the information contained in such Schedule 13D’s filed by the Other Shareholders. The Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or acquired by any Other Shareholder.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported herein as being beneficially owned by the Reporting Person were purchased using working capital of the Knighthead Funds in open-market transactions. A total of $111,524,237 million was paid to acquire the Shares reported in this Schedule 13D, excluding brokerage commissions. The aggregate purchase price of the Call Options (defined below) reported herein is approximately $8,215,284.

Item 4.	Purpose of Transaction.

The Reporting Person, solely through its managed funds and accounts, beneficially owns 12,641,122 Shares, which represent 2.40% of the outstanding Shares based on published information. All Shares so owned by the Reporting Person were purchased and are beneficially owned for investment purposes for the Knighthead Funds.

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The Company has publicly announced that it is conducting a process for the refreshment of its board of directors (the “Board”) and that it anticipates that a majority of the Board will be new independent directors prior to the Company’s 2019 annual meeting of shareholders. The Company has also publicly announced that it is conducting a process to identify a permanent CEO to lead the Company.

From time to time, representatives of the Reporting Person have conducted discussions with representatives of the Company and other parties with respect to the Company’s bankruptcy case and these processes. On March 8, 2019, the Reporting Person and two other shareholders, Redwood Capital Management, LLC, a Delaware limited liability company, and Abrams Capital Management, L.P., a Delaware limited partnership (collectively, the “Other Shareholders”), had an initial joint conference call, together with financial advisers and counsel, to discuss the status of discussions with representatives of the Company regarding the Board refreshment and CEO selection processes. During their telephone conference, each of the Reporting Person and the Other Shareholders mutually agreed to act in concert to submit director candidate nominations to the Company if they collectively determined nominations to be appropriate.

On March 15, 2019, the Reporting Person entered into a letter agreement (the “Investor Agreement”), a copy of which is filed as Exhibit 99.1 hereto, with the Other Shareholders, in respect of the Company’s Board refreshment and CEO selection processes. This Investor Agreement memorialized the parties determination on March 8, 2019 that they expected to work in concert for what they expected to be a brief period in relation to these matters. Unless the Reporting Person withdraws from the Investor Agreement (which it may do at any time), the Reporting Person expects to act with respect to any such matter in accordance with the agreement or consensus of at least two of the three parties to the Investor Agreement. As such, the Reporting Person and the Other Shareholders may be deemed to constitute a group for purposes of Rule 13d-3 under the Act.

Based on information provided by the Other Shareholders, the Reporting Person believes that it and the Other Shareholders beneficially own in the aggregate 9.83% of the outstanding Shares as of the date of this Schedule 13D. Depending on the outcome of discussions with the Company, the Reporting Person (with or without one or both of the Other Shareholders) may submit proposed nominees for election to the Board under the Company’s director nomination bylaws, although it has not decided to do so as of the date of this Schedule 13D.

Except as set forth above, as of the date of this Schedule 13D, the Reporting Person and, to its knowledge, the Other Shareholders have no plans or proposals that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D.

Depending on market conditions and other factors, including developments in the Company’s bankruptcy case, the Knighthead Funds may sell Shares in the open market or in privately negotiated transactions or purchase or sell cash-settled derivatives, the value of which is measured by changes in trading prices of the Shares. The Investor Agreement prohibits purchases of additional Shares. Accordingly, such purchases by the Reporting Person would require the consent of at least two of the three parties to the Investor Agreement or would require the Reporting Person to withdraw therefrom.

The Reporting Person also reserves the sole right to vote the Shares it beneficially owns or to take any other action with respect to such Shares. The Reporting Person and each Other Shareholder have expressly represented and agreed that they have no other written or oral agreement or understanding with respect to the Shares and expressly reserve the right for any reason or no reason to act independently with respect to the Company or their investment in it. The Reporting Person reserves the right to change its plans and make any proposal, either alone or with others, at any time.

The Reporting Person presently expects to terminate the Investor Agreement upon the Company’s election of a refreshed Board and selection of a permanent CEO acceptable to the Reporting Person. The Reporting Person reserves the right to terminate the Investor Agreement earlier or later, and to take any other action, alone or with others.

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Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 527,561,429 Shares outstanding, as of February 22, 2019, which is the total number of Shares outstanding as reported in the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2019.

The Reporting Person may be deemed to share voting and investment power with Thomas A. Wagner and Ara D. Cohen (collectively, the “Controlling Persons”).

(a)	The business address of each of the Controlling Persons is c/o Knighthead Capital Management, LLC, 1140 Avenue of the Americas, 12th Floor, New York, New York 10036.

(b)	Each of the Controlling Persons is a managing member and co-owner of the Reporting Person.

(c)	None of the Controlling Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)

None of the Controlling Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Messrs. Wagner and Cohen are citizens of the United States of America.

Shares reported herein for the Reporting Person represent Shares owned by the Knighthead Funds, for which the Reporting Person serves as investment manager or advisor. Shares reported herein for the Controlling Persons represent the above referenced shares reported for the Reporting Person.

(a)

As of the close of business on March 15, 2019, the Reporting Person and each of the Controlling Persons, solely on behalf of the Knighthead Funds, beneficially owned 12,641,122 Shares (includes 2,209,100 Shares underlying Call Options exercisable within 60 days hereof). Percentage: 2.40%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 12,641,122

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 12,641,122

(c)	Transactions in the Shares by the Reporting Person and each of the Controlling Persons during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)

Other persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Person. The Knighthead Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of, more than five percent of the Shares reported herein.

(e)	Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 hereof is incorporated by reference in its entirety. In addition, certain of the Knighthead Funds have entered into call options with unaffiliated third-party financial institutions that are exercisable by such Knighthead funds for an aggregate total of 2,209,100 Shares (the “Call Options”). The Call Options have strike prices ranging from $10 to $21. The Call Options have expiration dates ranging from April 18, 2019 to January 17, 2020. Furthermore, certain of the Knighthead Funds have entered into put options with unaffiliated third-party financial institutions that are exercisable by such firms for an aggregate total of 500,000 Shares (the “Put Options”). The Put Options all have the strike price of $15. The Put Options all have an expiration date of April 18, 2019. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and the Other Shareholders, or between each of the foregoing and any other person, with respect to the securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

99.1*	Investor Agreement, dated March 15, 2019, by and among Abrams Capital Management, L.P., Redwood Capital Management Holdings, LP and Knighthead Capital Management, LLC.

*	Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2019

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Thomas A. Wagner
Name: Thomas A. Wagner
Title: Managing Member

CUSIP No. 69331C108

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SCHEDULE A

Transactions in Shares During the Past 60 Days

Transaction Date	Entity Transacting	Transaction Type	Options *	quantity	Price	How Transaction Effected
Common Shares
1/22/2019	Knighthead Master Fund, L.P.	Buy Transaction		4,957,382.00	7.89	Open Market
1/22/2019	Knighthead annuity and Life Assurance Company	Buy Transaction		1,422,698.00	7.89	Open Market
1/22/2019	Knighthead (NY) Fund, L.P.	Buy Transaction		869,920.00	7.89	Open Market
1/25/2019	Knighthead Master Fund, L.P.	Buy Transaction		342,919.00	12.14	Open Market
1/25/2019	Knighthead Master Fund, L.P.	Buy Transaction		137,168.00	12.32	Open Market
1/25/2019	Knighthead Master Fund, L.P.	Buy Transaction		34,292.00	12.25	Open Market
1/25/2019	Knighthead Master Fund, L.P.	Buy Transaction		171,460.00	12.20	Open Market
1/25/2019	Knighthead annuity and Life Assurance Company	Buy Transaction		97,173.00	12.14	Open Market
1/25/2019	Knighthead annuity and Life Assurance Company	Buy Transaction		38,869.00	12.32	Open Market
1/25/2019	Knighthead annuity and Life Assurance Company	Buy Transaction		9,717.00	12.25	Open Market
1/25/2019	Knighthead annuity and Life Assurance Company	Buy Transaction		48,586.00	12.20	Open Market
1/25/2019	Knighthead (NY) Fund, L.P.	Buy Transaction		59,908.00	12.14	Open Market
1/25/2019	Knighthead (NY) Fund, L.P.	Buy Transaction		23,963.00	12.32	Open Market
1/25/2019	Knighthead (NY) Fund, L.P.	Buy Transaction		5,991.00	12.25	Open Market
1/25/2019	Knighthead (NY) Fund, L.P.	Buy Transaction		29,954.00	12.20	Open Market
2/6/2019	Knighthead annuity and Life Assurance Company	Buy Transaction		6,873.00	13.35	Open Market
02/12/2019	HF Fund LP	Buy Transaction		65,000.00	15.38	Open Market
02/12/2019	HF Fund LP	Buy Transaction		70,000.00	14.88	Open Market

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02/12/2019	HF Fund LP	Buy Transaction		100,000.00	14.59	Open Market
02/13/2019	HF Fund LP	Buy Transaction		31,169.00	15.46	Open Market
02/13/2019	HF Fund LP	Buy Transaction		64,000.00	15.74	Open Market
02/14/2019	HF Fund LP	Buy Transaction		161,480.00	15.45	Open Market
02/15/2019	HF Fund LP	Buy Transaction		64,500.00	15.45	Open Market
02/19/2019	HF Fund LP	Buy Transaction		45,000.00	16.40	Open Market
02/20/2019	HF Fund LP	Buy Transaction		39,500.00	18.09	Open Market
02/28/2019	HF Fund LP	Buy Transaction		84,500.00	17.46	Open Market
02/28/2019	HF Fund LP	Buy Transaction		100,000.00	17.53	Open Market
02/28/2019	HF Fund LP	Buy Transaction		100,000.00	17.60	Open Market
Options
1/22/2019	Knighthead Master Fund, L.P.	Buy Transaction	CALL	342,900.00	1.26	Open Market
1/22/2019	Knighthead Master Fund, L.P.	Buy Transaction	CALL	342,900.00	1.08	Open Market
1/22/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	CALL	97,200.00	1.26	Open Market
1/22/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	CALL	97,200.00	1.08	Open Market
1/22/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	CALL	59,900.00	1.26	Open Market
1/22/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	CALL	59,900.00	1.08	Open Market
1/22/2019	Knighthead Master Fund, L.P.	Sell Transaction	PUT	342,900.00	0.97	Open Market
1/22/2019	Knighthead Master Fund, L.P.	Sell Transaction	PUT	342,900.00	1.08	Open Market
1/22/2019	Knighthead annuity and Life Assurance Company	Sell Transaction	PUT	97,200.00	0.97	Open Market
1/22/2019	Knighthead annuity and Life Assurance Company	Sell Transaction	PUT	97,200.00	1.08	Open Market
1/22/2019	Knighthead (NY) Fund, L.P.	Sell Transaction	PUT	59,900.00	0.97	Open Market
1/22/2019	Knighthead (NY) Fund, L.P.	Sell Transaction	PUT	59,900.00	1.08	Open Market

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1/28/2019	Knighthead Master Fund, L.P.	Sell Transaction	CALL	34,800.00	0.13	Open Market
1/28/2019	Knighthead Master Fund, L.P.	Buy Transaction	CALL	34,100.00	2.22	Open Market
1/28/19	Knighthead annuity and Life Assurance Company	Sell Transaction	CALL	9,100.00	0.13	Open Market
1/28/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	CALL	9,700.00	2.22	Open Market
1/28/19	Knighthead (NY) Fund, L.P.	Sell Transaction	CALL	5,900.00	0.13	Open Market
1/28/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	CALL	6,000.00	2.22	Open Market
1/28/2019	Knighthead Master Fund, L.P.	Sell Transaction	PUT	34,100.00	2.09	Open Market
1/28/2019	Knighthead annuity and Life Assurance Company	Sell Transaction	PUT	9,700.00	2.09	Open Market
1/28/2019	Knighthead (NY) Fund, L.P.	Sell Transaction	PUT	6,000.00	2.09	Open Market
2/12/2019	Knighthead Master Fund, L.P.	Buy Transaction	PUT	342,900.00	0.07	Open Market
2/12/2019	Knighthead Master Fund, L.P.	Buy Transaction	PUT	342,900.00	0.17	Open Market
2/12/2019	Knighthead Master Fund, L.P.	Buy Transaction	PUT	34,100.00	0.63	Open Market
2/12/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	PUT	97,200.00	0.07	Open Market
2/12/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	PUT	97,200.00	0.17	Open Market
2/12/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	PUT	9,700.00	0.63	Open Market
2/12/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	PUT	59,900.00	0.07	Open Market
2/12/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	PUT	59,900.00	0.17	Open Market
2/12/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	PUT	6,000.00	0.63	Open Market
3/5/2019	Knighthead Master Fund, L.P.	Buy Transaction	CALL	340,900.00	0.70	Open Market
3/5/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	CALL	100,200.00	0.70	Open Market
3/5/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	CALL	58,900.00	0.70	Open Market
3/5/2019	Knighthead Master Fund, L.P.	Sell Transaction	PUT	340,900.00	0.35	Open Market

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3/5/2019	Knighthead annuity and Life Assurance Company	Sell Transaction	PUT	100,200.00	0.35	Open Market
3/5/2019	Knighthead (NY) Fund, L.P.	Sell Transaction	PUT	58,900.00	0.35	Open Market
3/6/2019	Knighthead Master Fund, L.P.	Sell Transaction	CALL	128,600.00	8.73	Open Market
3/6/2019	Knighthead Master Fund, L.P.	Buy Transaction	CALL	128,600.00	10.00	Open Market
3/6/2019	Knighthead annuity and Life Assurance Company	Sell Transaction	CALL	36,500.00	8.73	Open Market
3/6/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	CALL	36,500.00	10.00	Open Market
3/6/2019	Knighthead (NY) Fund, L.P.	Sell Transaction	CALL	22,500.00	8.73	Open Market
3/6/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	CALL	22,500.00	10.00	Open Market
3/7/2019	Knighthead Master Fund, L.P.	Sell Transaction	CALL	99,400.00	8.88	Open Market
3/7/2019	Knighthead Master Fund, L.P.	Buy Transaction	CALL	99,400.00	10.15	Open Market
3/7/2019	Knighthead annuity and Life Assurance Company	Sell Transaction	CALL	28,200.00	8.88	Open Market
3/7/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	CALL	28,200.00	10.15	Open Market
3/7/2019	Knighthead (NY) Fund, L.P.	Sell Transaction	CALL	17,300.00	8.88	Open Market
3/7/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	CALL	17,300.00	10.15	Open Market
3/8/2019	Knighthead Master Fund, L.P.	Sell Transaction	CALL	114,900.00	9.09	Open Market
3/8/2019	Knighthead Master Fund, L.P.	Buy Transaction	CALL	114,900.00	10.37	Open Market
3/8/2019	Knighthead annuity and Life Assurance Company	Sell Transaction	CALL	32,500.00	9.09	Open Market
3/8/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	CALL	32,500.00	10.37	Open Market
3/8/2019	Knighthead (NY) Fund, L.P.	Sell Transaction	CALL	20,100.00	9.09	Open Market
3/8/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	CALL	20,100.00	10.37	Open Market
3/12/2019	Knighthead Master Fund, L.P.	Buy Transaction	CALL	340,900.00	2.51	Open Market
3/12/2019	Knighthead Master Fund, L.P.	Buy Transaction	CALL	6,300.00	5.60	Open Market

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3/12/2019	Knighthead Master Fund, L.P.	Buy Transaction	CALL	102,200.00	5.50	Open Market
3/12/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	CALL	100,200.00	2.51	Open Market
3/12/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	CALL	1,900.00	5.60	Open Market
3/12/2019	Knighthead annuity and Life Assurance Company	Buy Transaction	CALL	30,100.00	5.50	Open Market
3/12/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	CALL	58,900.00	2.51	Open Market
3/12/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	CALL	1,100.00	5.60	Open Market
3/12/2019	Knighthead (NY) Fund, L.P.	Buy Transaction	CALL	17,700.00	5.50	Open Market

*

All option transactions are broken out below common shares in this table and are denoted with a Call/Put distinction. For option transactions the price column is the price paid for the option contract. All option contracts are convertible into common shares and have been converted to common shares in the above table.